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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CRITICAL THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22674T 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: MPM BioVentures II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 319,803

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 319,803

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 319,803

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.3%

12.	Type of Reporting Person: PN

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: MPM BioVentures II-QP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,898,003

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,898,003

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,898,003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.1%

12.	Type of Reporting Person: PN

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,020,447

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,020,447

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,020,447

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: PN

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: MPM Asset Management Investors 2001 LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 60,177

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 60,177

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,177

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%

12.	Type of Reporting Person: OO

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,298,430*

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 4,298,430*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,298,430*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.9%

12.	Type of Reporting Person: IN

* The shares are held as follows: 319,803 shares by MPM BioVentures II, L.P. (“BV II”), 2,898,003 shares by MPM BioVentures II-QP, L.P. (“BV QP”), 1,020,447 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG (“BV KG”) and 60,177 shares MPM Asset Management Investors 2001 LLC (“AM LLC”). MPM Asset Management II LP (“AM II LP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

13G
CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,298,430*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,298,430*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,298,430*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.9%%

12.	Type of Reporting Person: IN

* The shares are held as follows: 319,803 shares by MPM BioVentures II, L.P. (“BV II”), 2,898,003 shares by MPM BioVentures II-QP, L.P. (“BV QP”), 1,020,447 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG (“BV KG”) and 60,177 shares MPM Asset Management Investors 2001 LLC (“AM LLC”). MPM Asset Management II LP (“AM II LP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

Item 1.
	(a)	Name of Issuer Critical Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 675 Massachusetts Avenue, Floor 14th Cambridge, MA 02139

Item 2.
	(a)	Name of Person Filing MPM BioVentures II, LP MPM BioVentures II-QP, L.P. MPM BioVentures GmbH & Co Parallel-Beteiligungs KG MPM Asset Management Investors 2001 LLC Ansbert Gadicke Luke Evnin

	(b)	Address of Principal Business Office or, if none, Residence c/o MPM Capital L.P. 111 Huntington Avenue, 31st floor Boston, MA 02199

	(c)	Citizenship
All entities were organized in Delaware, except MPM BioVentures GmbH & Co Parallel-Beteiligungs KG which was organized in Germany. The individuals are United States citizens.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 22674T 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

MPM BioVentures II, LP	319,803
MPM BioVentures II-QP, L.P.	2,898,003
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,020,447
MPM Asset Management Investors 2001 LLC	60,177
Ansbert Gadicke	4,298,430	*
Luke Evnin	4,298,430	*

     Percent of Class:

MPM BioVentures II, LP	1.3%
MPM BioVentures II-QP, L.P.	12.1%
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	4.2%
MPM Asset Management Investors 2001 LLC	0.3%
Ansbert Gadicke	17.9%
Luke Evnin	17.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

MPM BioVentures II, LP	319,803
MPM BioVentures II-QP, L.P.	2,898,003
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,020,447
MPM Asset Management Investors 2001 LLC	60,177
Ansbert Gadicke	0
Luke Evnin	0

(ii)	Shared power to vote or to direct the vote

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2001 LLC	0
Ansbert Gadicke	4,298,430	*
Luke Evnin	4,298,430	*

(iii)	Sole power to dispose or to direct the disposition of

MPM BioVentures II, LP	319,803
MPM BioVentures II-QP, L.P.	2,898,003
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,020,447
MPM Asset Management Investors 2001 LLC	60,177
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2001 LLC	0
Ansbert Gadicke	4,298,430	*
Luke Evnin	4,298,430	*

* The shares are held as follows: 319,803 shares by MPM BioVentures II, L.P. (“BV II”), 2,898,003 shares by MPM BioVentures II-QP, L.P. (“BV QP”), 1,020,447 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG (“BV KG”) and 60,177 shares MPM Asset Management Investors 2001 LLC (“AM LLC”). MPM Asset Management II LP (“AM II LP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group

     Not Applicable

Item 9.	Notice of Dissolution of a Group

     Not Applicable

Item 10.	Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL GMBH. & CO. PARALLEL- BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2001 LLC

By:	MPM Asset Management II LP,	By:	/s/ Luke B. Evnin
	in its capacity as the Special Limited Partner		Name: Luke B. Evnin Title: Manager

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Critical Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL GMBH. & CO. PARALLEL- BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2001 LLC

By:	MPM Asset Management II LP,	By:	/s/ Luke B. Evnin
	in its capacity as the Special Limited Partner		Name: Luke B. Evnin Title: Manager

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin